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                                                                      Exhibit 21

                             SUBSIDIARY INFORMATION

     Registrant Questar Corporation has the following subsidiaries: Questar Regulated Services Company, Questar Market Resources, Inc., Questar InfoComm, Inc., Interstate Land Corporation, and Questar Employee Services, Inc. Each of these companies is a Utah corporation.

     Questar Market Resources, Inc., has the following subsidiaries: Wexpro Company, Questar Exploration and Production Company, Questar Energy Trading Company, Questar Gas Management Company, and Shenandoah Energy, Inc. Questar Exploration and Production is a Texas corporation and Shenandoah is a Delaware corporation. The other listed companies are incorporated in Utah.

     Questar Exploration and Production has a wholly owned subsidiary, Celsius Energy Resources, Ltd., which is an Alberta corporation.

     Questar Exploration and Production has one domestic active subsidiary:
Questar URC Company, which is a Delaware corporation. Questar Exploration and Production also does business under the names Universal Resources Corporation, Questar Energy Company and URC Corporation.

     Questar Energy Trading Company has two active subsidiaries, URC Canyon Creek Compression Company and Questar Power Generation Company: both entities are Utah corporations.

     Questar Regulated Services has four subsidiaries, all of which are Utah corporations: Questar Gas Company, Questar Pipeline Company, Questar Energy Services, Inc., and Questar Project Employee Company. Questar Pipeline, in turn, has three wholly owned subsidiaries: Questar TransColorado, Inc., Questar Southern Trails Pipeline Company, and Questar Transportation Services Company, which are all Utah corporations.

     Questar InfoComm owns approximately 89 percent of Consonus, Inc., which is a Utah corporation. Consonus, in turn, has a wholly-owned subsidiary, Consonus of Oregon, Inc., which is an Oregon corporation.